Taoping Inc.

NASDAQ: TAOP

Investor Presentation

December 2021

Disclaimers and Other Important Information

This presentation (the "Presentation") about Taoping Inc. (the "Company" or "TAOP") is dated as of December 7, 2021. It is information in a summary form and does not purport to be complete. The data contained herein is derived from internal records and publicly available sources. This Presentation is provided for informational purposes only and does not constitute either advice or a recommendation regarding any securities of the Company. No person has been authorized to give any information or make any representations other than those contained in this Presentation and, if given and/or made, such information or representations must not be relied upon as having been so authorized. The contents of this Presentation are not to be construed as legal, financial or tax advice.

This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities of TAOP in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Presentation is subject to material updating, revision and further amendment, and is qualified entirely by reference to the Company's publicly disclosed information.

Industry and market data used in this Presentation has been obtained from publicly available third-party industry publications and sources as well as from research reports prepared for other purposes. The Company has not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market or industry data. You are cautioned not to give undue weight to such industry and market data.

Forward Looking Statements

This Presentation contains "forward-looking statements" that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Presentation, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will" or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements.

Any forward-looking statements contained in this Presentation are only estimates or predictions of future events based on information currently available to our management and management's current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. There are a significant number of factors that could cause actual results to differ materially from statements made in this Presentation, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing blockchain technology and smart cloud services, the effects of the global Covid-19 pandemic, our independent registered auditors' substantial doubt about our ability to continue as a going concern, unfavorable economic conditions that may affect the level of technology and Out-of-Home advertising spending by our customers, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China's legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company's disclosure documents filed with the U.S. Securities and Exchange Commission (the "SEC") available on the SEC's website at www.sec.gov, including the Company's most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. You should read these factors and the other cautionary statements made in this Presentation. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this Presentation are made as of the date of this Presentation and TAOP undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

Company Overview

Taoping Inc. (TAOP) is a blockchain technology and smart cloud services provider. The Company is dedicated to the research and application of blockchain technology and digital assets, and continues to improve computing power and create value for the encrypted digital currency industry. Relying on its self-developed smart cloud platform, TAOP also provides solutions and cloud services to industries such as new media and artificial intelligence.



Investment Highlights

01 Bifurcated Business Model Yields Stability

02 Innovative TAOP Smart Cloud Ecosystem

03 Seasoned Management Team



Key Statistics

	(as of 12/7/2021)
Market	NSADAQ
Ticker Symbol	TAOP
Share Price (12/7/2021)	$2.87
52 Week Range	$ 2.41 - 16.86
Market Capitalization	$44.366M
Shares Outstanding	15.46M
Fiscal Year End	December 31



Business Segments



Digital Assets Business


要推广
上淘屏

Digital Culture Business


BITCOIN
PEER TO PEER
DIGITAL
DECENTAALIZED

Digital Assets Business

Blockchain and Digital Assets Business

Accumulate Computing Power

- Global High-quality Data Center
- Stable Computing Power
- Reliable Power Supply
- High-performance Server
- Stable Supply Chain

Cloud Computing Platform

- Serve digital asset users
- Open Sharing Platform
- Large potential user base
- Provide cloud services
- Whole process can be monitored and tracked
- Support computing power transfer

Digital Asset Application Research

- R&D of software and hardware for safe custody of digital assets
- Research on safe and stable digital assets value preservation system
- R&D of cost-effective applications

Ethereum Mining


Ethereum Mining Hash Rate
2500
2000
1500
1000
500
0
300GH/s
500GH/s
700GH/s
1TH/s
1.2TH/s
1.4TH/s
1.7TH/s
2TH/s
8/1/2021
10/1/2021
11/1/2021
12/1/2021
3/1/2022E
6/1/2022E
9/1/2022E
12/1/2022E

As of December 1st, 2021, the Company has deployed a total hash rate of 1TH/s. The future expected mining hash rate is calculated based on the Company's current miner purchasing and deployment plan.

Ethereum Mining - Expected Monthly Production


Expected Monthly Ethereum Production
1200
1000
800
600
400
200
0
165
275
385
550
660
770
935
1100
8/1/2021
10/1/2021
11/1/2021
12/1/2021E
3/1/2022E
6/1/2022E
9/1/2022E
12/1/2022E

According to the historical data of the number of Ether produced by the Company per week, Expected Monthly Ether Production = Current Hash Rate* 0.55

G Cloud Data Center

Currently TAOP has deployed Taoping G Cloud data centers in Dongguan, Hong Kong and Kazakhstan (under construction). The company plans to continue to deploy multiple data centers at home and abroad in accordance with business development needs, and to realize the scale of cloud computing power and interconnection of inter-regional data centers.


淘屏G云数据中心

Digital Assets Business Progress and Plan

- On **October 27, 2021**, the Company announced that its subsidiary, Taoping Capital Limited, established a wholly-owned Kazakh subsidiary, **Kazakh Taoping Data Center Co. Ltd. ("Kazakh Taoping")**, to invest in the construction of cryptocurrency mining data center in Kazakhstan.

- On **August 27, 2021**, the Company announced that its wholly-owned subsidiary **Taoping Digital Assets (Asia) Limited ("TDAL")** and a Kazakhstan company, **Aral Petroleum Capital LLP ("APC")**, have signed a memorandum of understanding ("MOU") to establish a joint venture to operate a cryptocurrency mining site in Kazakhstan, of which TDAL and APC will own 51% and 49%, respectively.

- On **August 11, 2021**, the Company signed a non-binding Memorandum of Understanding with **Dennver Group Holdings Limited**, a British Virgin Islands company, to purchase Ethereum mining machines with a total hash rate of 500 GH/s. Both parties aim to reach a definitive purchase agreement in the fourth quarter of 2021.


KAZAKHSTAN

Digital Assets Business Progress and Plan

- On **July 30, 2021**, the Company entered into a strategic cooperation agreement (the "Agreement") with **Shenzhen IntelStrat Technology Co., Ltd.** ("IntelStrat"). Pursuant to the Agreement, TAOP and IntelStrat will seek in-depth collaboration in data service center and investments in blockchain company. It is expected that the parties will initiate the R&D cooperation on certain blockchain technology related projects by the end of 2021.

- On **May 5, 2021**, the Company launched "**Taoping G Cloud Hong Kong Data Center**" in Hong Kong. The Company intends to deploy a total of 1,000 general-purpose servers suitable for Ethereum and cloud desktops at the data center, with a total hash rate of 480,000 MH/s, by the end of 2021. The Company has accomplished most of its planned deployment for the data center.

- On **May 3, 2021**, the Company entered into a strategic cooperation agreement with Singapore-based **ZNDS Global Technology PTE. LTD.** ("Zionodes"), a leading computing power trading platform for a 5-year term from May 1, 2021, to April 30, 2026. Pursuant to the strategic cooperation agreement, TAOP plans to increase the supply of computing power to Zionodes in stages totaling at least $10 million. The two parties agreed to work together to develop the GPU cloud computing market. The cooperation is expected to be formally implemented in 2022.



Kazakhstan Crypto Mining Hosting Business Projection

Estimated Milestones	Revenue (for the period from Jan 2022 through the Estimated Milestone)	Gross profit (for the period from Jan 2022 through the Estimated Milestone)
2022.7-2022.9 (2000 miners)	$777,600	$388,800
2022.10-2022.12 (6000 miners)	$2,332,800	$1,166,400
2022 Full Year	$3,110,400	$1,555,200



Digital Culture Business

Digital Culture Business - Taoping New Media



Third-Party Online Ad Platforms
• Baidu Juping
• ZMT
• JD MO Media
• E-Sell Tech
Network Operators
Advertisers
Publish Ads
Select Distribution
Taoping Smart Cloud Platform
List Screens
Manage Sites
(City Partners, Taoping Alliance Members)
Display Screen Owners
Nationwide IoT Network of Taoping Cloud-based Smart Display Screens
Consumer Mobile Phones

Digital Culture Business - Taoping New Media

Taoping Smart Cloud

- Terminal Resource Aggregation
- Smart Screen Management
- Smart Advertising System
- Multidimensional Data Service
- Platform Transaction Management

Advertising Cases

Taoping advertisers include well-known brands such as BMW, Audi, China Mobile, China Telecom, Industrial Bank, China CITIC Bank, JD, Tencent, Evergrande, Country Garden, etc.



滴滴快车
周末打滴滴快车
每天首单4元起
Hello Blue
色彩空间大师
6552 9888

Digital Culture Business - Taoping New Media

In addition to Taoping smart screens, Taoping New Media offers **Dual Sided Photonic Screen** by cooperating with Guangke Digital to provide more display options for customers and further expand Taoping New Media ecosystem beyond its own network.



L6
苏宁影城
新贝乐
西贝
火地
辛香汇
小菜园
卫生间
24K

- One screen for double sides, high definition image quality, grabbing audience's attention
- One screen dual-purpose, displaying both product ads and directional signs
- It can be customized according to different application scenarios
- High security, low operation and maintenance cost

Digital Culture Business - Taoping New Media

We team up with local entrepreneurs to expand Taoping network to more 3rd, 4th, and 5th tier cities in China.

25+
Core Provinces (Cities)

200+
Cities

300+
Brand Customers

100k+
Owned Screens

200MM
Covered Population



Xinjiang
Tibet
Ningxia
Shanxi
Beijing
Liaoning
Tlanjin
Hebei
Shandong
Jiangsu
Shaanxi
Henan
Shanghai
Anhui
Hubei
Sichuan
Chongqing
Zhejiang
Hunan
Guizhou
Fujian
Taiwan
Yunan
Guangxi
Gunagdong
Hainan
Taoping Alliance Member

First Half 2021 Financial Results

Revenue

$6.4M


2021
6.4
2020
3.7

Gross Profit

$2.1M


2021
2.1
2020
1.5

Gross Profit Margin

33.3%


2021
33.3%
2020
39.3%

Total Current Assets

$28.7M


2021
28.7
2020
12.4

Net Loss attributable to Company

$14.1M


-14.1
2021
-7.7
2020

Management Team



Jianghuai LIN

Chairman and CEO

- Held CEO position since 2006.
- Expertise in IT and Internet industries. Possesses excellent insight, foresight, and comprehension of the business.
- Former President of Hong Kong United Development Group Co.
- Former Chairman of iASPEC Technology Group Co., Ltd.



Zhiqiang ZHAO

President, Director

- Held President position since August 2015, named COO in 2010.
- Has experience in operations, resource integration, strategic planning.
- Former Deputy General Manager position at iASPEC Technology Group Co. , Ltd.



Iris YAN

CFO

- Held Director of Investor Relations, Secretary, and Asst. CFO positions since 2007.
- Has experiences in investor relations, capital market, and corp. governance.
- Certified Management Accountant (CMA).
- B.S. in Economics from Beijing Normal University, MS in Finance from Fudan University.



Zhixiong HUANG

COO

- Held COO position since August 2015, appointed to CTO position in 2008, named Senior VP in 2006,.
- Has 20 years of experiences in IT and strategic planning.
- Held R&D General Manager at Run Shen Information Technology, Inc.



Guangzeng CHEN

CTO

- Held CTO position since December 2015, previously held VP of Strategic R&D Center and Chief Product Officer.
- Has over 10 years of experience in IT and internet R&D and management .

THANKS!

For further information, please contact:

Taoping Inc.
Mr. Chang Qiu
Email: chang_qiu@taoping.cn
Or visit www.taop.com

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: taop@dgipl.com

Appendix

Introduction to Crypto Mining

Mining – A system that adds transactions & provides security to the crypto blockchain; How new crypto currency enter the market

A Miner – a computer designed to solve a mathematical algorithm (i.e., the Bitcoin code)

Taking Bitcoin Mining as an Example

1. A Bitcoin transaction occurs and is broadcast to the network
2. A miner pools together "pending" Bitcoin transactions in a "block"
3. Once a block is formed, miners compete to "hash" their block (i.e., solve a cryptographic puzzle)
4. Once solved, the network checks the miner's work (i.e., verifies their "Proof of Work" adheres to rules of the Bitcoin protocol)
5. The new block of verified transactions is attached to a chain of prior blocks, hence "blockchain" (i.e., the public Bitcoin ledger) & the process repeats
6. For solving the puzzle, miners are rewarded with Bitcoin

   Currently, 6.25 BTC per block / Blocks are solved, on avg., every 10 min.

Crypto Mining Economics

Mining Revenue

Block reward + Transaction fees per block **X** # of blocks/year **X** Crypto Currency Price **X** Hash rate ÷ Total Network Hash rate

Mining Costs

Hash rate x Efficiency (w/TH) **X** ¢ / kWh Electricity cost **X** Online % **X** PuE % **X** Labor + Repairs

Crypto mining economics are largely driven by five variables:

1. Crypto Currency Price
2. % of Network Hash rate
3. Electricity Price
4. Hardware Efficiency
5. Operational Efficiency

Mining Profitability Drivers

External Factors

Revenue per Terahash influenced by Bitcoin price and Mining "Difficulty"

Mining Hardware Cost & Efficiency

- Lower amount of electricity required relative to computing power of machines
- Price per hardware relative to economic returns

Stable Political & Regulatory Regime

- Stable blockchain and crypto laws and regulations, including energy regulation for crypto mining.
- Strong "rule of law" to protect businesses

Operational Factors

Sufficiently Large Scale

- Gross margin on variable operating costs allow business to comfortably cover all fixed overhead

Low-cost Electricity

- Ability to secure long term low electricity rate

Data Center Excellence and Mining Expertise

- Operating systems to monitor and ensure "up-time"
- In-house electricians to minimize build out costs
- Hardware repair center to maintain mining equipment